Filed by SoftBank Corp.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

Computershare Trust Company, N.A. 250 Royall Street Canton Massachusetts 02021 Within USA, US territories & Canada 800 546 5141 Outside USA, US territories & Canada 781 575 2765 www.computershare.com + + TIME IS CRITICAL. PLEASE COMPLETE AND RETURN PROMPTLY IN ACCORDANCE WITH THE ENCLOSED INFORMATION BOOKLET. ELECTION FORM AND LETTER OF TRANSMITTAL FOR ELECTING STOCKHOLDERS TO ACCOMPANY CERTIFICATES OF SERIES 1 COMMON STOCK, PAR VALUE $2.00 PER SHARE, OF SPRINT NEXTEL CORPORATION (“SPRINT”) This Election Form and Letter of Transmittal for Electing Stockholders may be used to make an election only with respect to certain shares of Sprint Series 1 common stock you hold. You may receive additional Election Forms and/or Letters of Transmittal with respect to shares of Sprint Series 1 common stock held by you in another manner or in another name or with respect to equity awards you hold (if any). The deadline for submitting this Election Form is July 5, 2013, subject to extension by mutual agreement of Sprint and SoftBank Corp. Sprint will publicly announce any extension of the election deadline by press release promptly following any determination to extend the election deadline. Election Forms must be RECEIVED by the Exchange Agent no later than 5:00 p.m., New York time, on the date of the election deadline. . 01MA7I 2 E L C Certificate Numbers Shares Certificate Numbers Shares Your Sprint Stock Certificates: Locate the listed certificates. Complete the box(es) on the reverse side to make an election to receive, in exchange for a share of Sprint Series 1 common stock, (i) $7.65 in cash without interest and subject to applicable withholding (the “Cash Election”), or (ii) one share of New Sprint common stock (the “Stock Election”), both of which are subject to proration, adjustment and certain limitations as set forth in the Amended Merger Agreement (as defined in the Information Booklet). If no box is checked, your shares of Series 1 common stock of Sprint will be treated the same as if you had made a Cash Election, upon the terms and subject to the conditions of the Amended Merger Agreement. MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 1 2 3 4 5 6 7 8 9 0 1 2 3 4 XXXX12345678 Other Certificate Total 12345678901234 Total Certificated Shares 12345678901234 Shares Held By Us 12345678901234 Total Shares 12345678901234 You hold more than 10 certificates, not all certificates can be listed on this form. 12345678901234 XXXX12345678 12345678901234 XXXX12345678 12345678901234 XXXX12345678 12345678901234 XXXX12345678 12345678901234 XXXX12345678 12345678901234 XXXX12345678 12345678901234 XXXX12345678 12345678901234 XXXX12345678 12345678901234 XXXX12345678 12345678901234 TOTAL SHARES 12345678901234 Tax ID certification on file: <Certified Y/N> C 1234567890 J N T NNNNNN NNNNNN C O Y C C L S . ELECTION CHOICES I hereby elect to receive the following as consideration for my shares of Sprint Series 1 common stock held in this account or represented by these certificates: CASH ELECTION ($7.65 in cash without interest) Mark this box to elect to make a Cash Election with respect to ALL of your Sprint shares held in this account or represented by these certificates. Mark this box to elect to make a Cash Election with respect to the following number of your Sprint shares. Please fill in the number of shares for which you would like to make a Cash Election. STOCK ELECTION (one share of New Sprint common stock) Mark this box to elect to make a Stock Election with respect to ALL of your Sprint shares held in this account or represented by these certificates. Mark this box to elect to make a Stock Election with respect to the following number of your Sprint shares. Please fill in the number of shares for which you would like to make a Stock Election. You will be deemed to have made “no election” if: A. You fail to follow the instructions to this “Election Form and Letter of Transmittal for Electing Stockholders” or otherwise fail properly to make an election; B. A properly completed “Election Form and Letter of Transmittal for Electing Stockholders”, together with your stock certificate(s), confirmation of book-entry transfer or a properly completed Notice of Guaranteed Delivery, is not actually received by the Exchange Agent at or before the election deadline; or C. You properly and timely revoke a prior election without making a new election. To be effective, this Election Form and Letter of Transmittal for Electing Stockholders must be properly completed, signed and delivered to the Exchange Agent at one of the addresses listed in the Election and Transmittal Information Booklet, together with your stock certificate(s), confirmation of book-entry transfer or a properly completed Notice of Guaranteed Delivery, by the election deadline. Do not send your election materials to Sprint or the Information Agent. SIGNATURE(S) REQUIRED. Signature of Registered Holder(s) or Agent + 3 E L C + Must be signed by the registered holder(s) EXACTLY as name(s) appear(s) on stock certificate(s). If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer for a corporation in a fiduciary or representative capacity, or other person, please set forth full title. See Questions 3 and 14 in the Election and Transmittal Information Booklet. By signing below, I represent and warrant as follows: (1) I have full power and authority to surrender the Sprint shares represented by the stock certificate(s) surrendered herewith or transferred in book-entry form, or covered by a guarantee of delivery, free and clear of all liens, claims and encumbrances. I will, upon request, execute and deliver any additional documents reasonably deemed by the Exchange Agent to be appropriate or necessary to complete the surrender and exchange of my Sprint shares. (2) I understand that neither surrender nor an election is made in acceptable form until receipt by the Exchange Agent of this Election Form and Letter of Transmittal for Electing Stockholders, duly completed and manually signed, together with any stock certificate(s) representing Sprint shares and all accompanying evidences of authority. I agree that all questions as to validity, form and eligibility of any surrender of the Sprint shares will be determined by the Exchange Agent. (3) I understand that, pending completion of the merger, unless the Amended Merger Agreement is terminated or I otherwise properly revoke this election prior to the election deadline, any sale or other transfer of the shares of Sprint Series 1 common stock subject to this Election Form will require the revocation of this election. (4) I acknowledge that, until I properly surrender the certificate(s) representing the Sprint shares to which this Election Form and Letter of Transmittal for Electing Stockholders relates or properly transfer such Sprint shares in book-entry form, I will not receive any consideration issuable or payable in connection with the merger. Delivery of such certificate(s) will be effected, and risk of loss and title to such certificate(s) will pass, only upon proper delivery thereof to the Exchange Agent in the appropriate manner to one of the addresses listed in the Election and Transmittal Information Booklet. Sign and provide your tax ID number on the IRS Form W-9 provided herein (or the appropriate IRS Form W-8 if you are a non-U.S. stockholder, a copy of which can be obtained at www.irs.gov). Area Code/Phone Number Signature of owner Signature of co-owner, if any SIGNATURE(S) GUARANTEED (IF REQUIRED) Unless the shares were tendered by the registered holder(s) thereof, or for the account of a member of an Eligible Institution, your signature(s) must be guaranteed by an Eligible Institution Authorized Signature Name of Firm Address of Firm – Please Print 1 2 3 4 5 6 7 8 9 0 1 2 3 4 C O Y C C L S

Computershare Trust Company, N.A. 250 Royall Street Canton Massachusetts 02021 Within USA, US territories & Canada 800 546 5141 Outside USA, US territories & Canada 781 575 2765 www.computershare.com + + TIME IS CRITICAL. PLEASE COMPLETE AND RETURN PROMPTLY IN ACCORDANCE WITH THE ENCLOSED INFORMATION BOOKLET. ELECTION FORM AND LETTER OF TRANSMITTAL FOR ELECTING STOCKHOLDERS TO ACCOMPANY CERTIFICATES OF SERIES 1 COMMON STOCK, PAR VALUE $2.00 PER SHARE, OF SPRINT NEXTEL CORPORATION (“SPRINT”) This Election Form and Letter of Transmittal for Electing Stockholders may be used to make an election only with respect to certain shares of Sprint Series 1 common stock you hold. You may receive additional Election Forms and/or Letters of Transmittal with respect to shares of Sprint Series 1 common stock held by you in another manner or in another name or with respect to equity awards you hold (if any). The deadline for submitting this Election Form is July 5, 2013, subject to extension by mutual agreement of Sprint and SoftBank Corp. Sprint will publicly announce any extension of the election deadline by press release promptly following any determination to extend the election deadline. Election Forms must be RECEIVED by the Exchange Agent no later than 5:00 p.m., New York time, on the date of the election deadline. . 01MA7I 2 E L C Certificate Numbers Shares Certificate Numbers Shares Your Sprint Stock Certificates: Locate the listed certificates. Complete the box(es) on the reverse side to make an election to receive, in exchange for a share of Sprint Series 1 common stock, (i) $7.65 in cash without interest and subject to applicable withholding (the “Cash Election”), or (ii) one share of New Sprint common stock (the “Stock Election”), both of which are subject to proration, adjustment and certain limitations as set forth in the Amended Merger Agreement (as defined in the Information Booklet). If no box is checked, your shares of Series 1 common stock of Sprint will be treated the same as if you had made a Cash Election, upon the terms and subject to the conditions of the Amended Merger Agreement. MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 1 2 3 4 5 6 7 8 9 0 1 2 3 4 XXXX12345678 Other Certificate Total 12345678901234 Total Certificated Shares 12345678901234 Shares Held By Us 12345678901234 Total Shares 12345678901234 You hold more than 10 certificates, not all certificates can be listed on this form. 12345678901234 XXXX12345678 12345678901234 XXXX12345678 12345678901234 XXXX12345678 12345678901234 XXXX12345678 12345678901234 XXXX12345678 12345678901234 XXXX12345678 12345678901234 XXXX12345678 12345678901234 XXXX12345678 12345678901234 XXXX12345678 12345678901234 TOTAL SHARES 12345678901234 Tax ID certification on file: <Certified Y/N> C 1234567890 J N T NNNNNN NNNNNN C O Y C C L S . ELECTION CHOICES I hereby elect to receive the following as consideration for my shares of Sprint Series 1 common stock held in this account or represented by these certificates: CASH ELECTION ($7.65 in cash without interest) Mark this box to elect to make a Cash Election with respect to ALL of your Sprint shares held in this account or represented by these certificates. Mark this box to elect to make a Cash Election with respect to the following number of your Sprint shares. Please fill in the number of shares for which you would like to make a Cash Election. STOCK ELECTION (one share of New Sprint common stock) Mark this box to elect to make a Stock Election with respect to ALL of your Sprint shares held in this account or represented by these certificates. Mark this box to elect to make a Stock Election with respect to the following number of your Sprint shares. Please fill in the number of shares for which you would like to make a Stock Election. You will be deemed to have made “no election” if: A. You fail to follow the instructions to this “Election Form and Letter of Transmittal for Electing Stockholders” or otherwise fail properly to make an election; B. A properly completed “Election Form and Letter of Transmittal for Electing Stockholders”, together with your stock certificate(s), confirmation of book-entry transfer or a properly completed Notice of Guaranteed Delivery, is not actually received by the Exchange Agent at or before the election deadline; or C. You properly and timely revoke a prior election without making a new election. To be effective, this Election Form and Letter of Transmittal for Electing Stockholders must be properly completed, signed and delivered to the Exchange Agent at one of the addresses listed in the Election and Transmittal Information Booklet, together with your stock certificate(s), confirmation of book-entry transfer or a properly completed Notice of Guaranteed Delivery, by the election deadline. Do not send your election materials to Sprint or the Information Agent. SIGNATURE(S) REQUIRED. Signature of Registered Holder(s) or Agent + 3 E L C + Must be signed by the registered holder(s) EXACTLY as name(s) appear(s) on stock certificate(s). If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer for a corporation in a fiduciary or representative capacity, or other person, please set forth full title. See Questions 3 and 14 in the Election and Transmittal Information Booklet. By signing below, I represent and warrant as follows: (1) I have full power and authority to surrender the Sprint shares represented by the stock certificate(s) surrendered herewith or transferred in book-entry form, or covered by a guarantee of delivery, free and clear of all liens, claims and encumbrances. I will, upon request, execute and deliver any additional documents reasonably deemed by the Exchange Agent to be appropriate or necessary to complete the surrender and exchange of my Sprint shares. (2) I understand that neither surrender nor an election is made in acceptable form until receipt by the Exchange Agent of this Election Form and Letter of Transmittal for Electing Stockholders, duly completed and manually signed, together with any stock certificate(s) representing Sprint shares and all accompanying evidences of authority. I agree that all questions as to validity, form and eligibility of any surrender of the Sprint shares will be determined by the Exchange Agent. (3) I understand that, pending completion of the merger, unless the Amended Merger Agreement is terminated or I otherwise properly revoke this election prior to the election deadline, any sale or other transfer of the shares of Sprint Series 1 common stock subject to this Election Form will require the revocation of this election. (4) I acknowledge that, until I properly surrender the certificate(s) representing the Sprint shares to which this Election Form and Letter of Transmittal for Electing Stockholders relates or properly transfer such Sprint shares in book-entry form, I will not receive any consideration issuable or payable in connection with the merger. Delivery of such certificate(s) will be effected, and risk of loss and title to such certificate(s) will pass, only upon proper delivery thereof to the Exchange Agent in the appropriate manner to one of the addresses listed in the Election and Transmittal Information Booklet. Sign and provide your tax ID number on the IRS Form W-9 provided herein (or the appropriate IRS Form W-8 if you are a non-U.S. stockholder, a copy of which can be obtained at www.irs.gov). Area Code/Phone Number Signature of owner Signature of co-owner, if any SIGNATURE(S) GUARANTEED (IF REQUIRED) Unless the shares were tendered by the registered holder(s) thereof, or for the account of a member of an Eligible Institution, your signature(s) must be guaranteed by an Eligible Institution Authorized Signature Name of Firm Address of Firm – Please Print 1 2 3 4 5 6 7 8 9 0 1 2 3 4 C O Y C C L S

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transactions between Sprint Nextel Corporation (“Sprint”) and SoftBank Corp. (“SoftBank”) and its group companies, including Starburst II, Inc. (“Starburst II”), and the proposed acquisition by Sprint of Clearwire Corporation (“Clearwire”). All statements, other than historical facts, including, but not limited to: statements regarding the expected timing of the closing of the transactions; the ability of the parties to complete the transactions considering the various closing conditions; the expected benefits of the transactions such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of SoftBank or Sprint; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) there may be a material adverse change of SoftBank; (2) the proposed financing may involve unexpected costs, liabilities or delays or may not be completed on terms acceptable to SoftBank, if at all; and (3) other factors as detailed from time to time in Sprint’s, Starburst II’s and Clearwire’s filings with the Securities and Exchange Commission (“SEC”), including Sprint’s and Clearwire’s Annual Reports on Form 10-K for the year ended December 31, 2012 and Quarterly Reports on Form 10-Q for the quarter ended March 31, 2013, and other factors that are set forth in the proxy statement/prospectus contained in Starburst II’s Registration Statement on Form S-4, which was declared effective by the SEC on May 1, 2013, and in other materials that will be filed by Sprint, Starburst II and Clearwire in connection with the transactions, which will be available on the SEC’s web site (www.sec.gov). There can be no assurance that the transactions will be completed, or if completed, that such transactions will close within the anticipated time period or that the expected benefits of such transactions will be realized.

All forward-looking statements contained in this document and the documents referenced herein are made only as of the date of the document in which they are contained, and none of Sprint, SoftBank or Starburst II undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.